Exhibit 99.1

Mark Biznek appointed Chief Operations Officer of Ballard Power Systems

VANCOUVER, BC, Jan. 9, 2023 /CNW/ - Ballard Power Systems (NASDAQ: BLDP) (TSX: BLDP) today announced the appointment of Mark Biznek, MEng, as Chief Operating Officer (COO), effective immediately.

Mark brings a breadth of experience during a 30-year career in operations, manufacturing, business development and manufacturing engineering. During the past 10 years, Mark served in various leadership roles for Kohler Power Systems, including as General Manager of Marine & Power Solutions, as Vice President of Global Operations & Supply Chain, and as Vice President of Operations & Engine Development. He previously held manufacturing and strategy leadership roles at Mercury Marine (marine engines). In his earlier career, Mark served in various operations and engineering roles at Delphi (lithium batteries) and GE Aviation (aircraft engines). Mark has significant experience developing global manufacturing strategies, having had accountability for manufacturing facilities in the United States, France, China, India and Singapore.

Randy MacEwen, Ballard's President & CEO, commented, "We are excited to welcome Mark to the Ballard team. Mark brings over 30 years of manufacturing and operations experience in the engine industry. His leadership experience across the business including supply chain, marketing, business development, and global operations will be a huge asset to Ballard's operations as we prepare for commercial scale manufacturing."

"With Mark's appointment, Jyoti Sidhu, previously serving in the joint leadership role of Senior Vice President, Chief People Officer and Senior Vice President, Operations, will fully transition to the role of Senior Vice President, Chief People Officer. We are excited to have Jyoti fully leverage her operational insight into her CPO responsibilities and to support an orderly transition of Operations to Mark," Mr. MacEwen added.

Mark holds a Bachelor of Science in Ceramic Engineering from the University of Missouri, a Master of Science in Materials Engineering from Purdue University, and his MBA from the University of Michigan.

Mark will be responsible for Ballard's global operations, including EH&S, quality, manufacturing strategy and engineering, supply chain, procurement, production planning, facilities, and operational technology.

"I am excited to join the Ballard team as we work together to help our customers achieve their decarbonization goals. I am looking forward to developing and executing our global operations strategy and manufacturing footprint, with a focus on long-term capacity scaling and product cost reduction," said Mr. Biznek.

About Ballard Power Systems

Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, and stationary power. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward-looking statements, other than as required under applicable legislation.

Further Information

Ballard Power Systems:
Kate Charlton – VP Corporate Finance & Strategy +1.604.453.3939 or investors@ballard.com

View original content to download multimedia:https://www.prnewswire.com/news-releases/mark-biznek-appointed-chief-operations-officer-of-ballard-power-systems-301716091.html

SOURCE Ballard Power Systems Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/January2023/09/c7291.html

%CIK: 0001453015

CO: Ballard Power Systems Inc.

CNW 08:30e 09-JAN-23